SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(D)(1) Or 13(E)(1)
Of The Securities Exchange Act Of 1934

VALE S.A.

(Name of subject company (Issuer))

VALE S.A.

(Name of Filing Person (Offeror))

Preferred Shares, Without Par Value (Including In The Form Of American Depositary Shares) (Title of classes of securities)	N/A (CUSIP number of Preferred Shares) 91912E204 (CUSIP number of Preferred ADSs)

Luciano Siani Pires
Chief Financial Officer
Avenida das Américas, 700 – Bloco 8 – Loja 318
22640-100 Rio de Janeiro, RJ, Brazil
Tel: +55 21 3814-8888

Fax: +55 21 3814 8820
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of
Filing Person)

Copies to:
Nicolas Grabar
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
 Tel: (212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
US$19,234,848,936.21	US$2,229,318.99

(1)              Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated assuming the conversion of all outstanding preferred class A shares of Vale, no par value (the “Preferred Shares”) and all outstanding American Depositary Shares, each representing one Preferred Share (the “Preferred ADSs”). The Transaction Valuation (estimated solely for purposes of computing the filing fee pursuant to Rule 0-11 under the Exchange Act) is calculated as the sum of (1) 1,967,721,926, the number of Vale Preferred Shares eligible to be converted into common shares of Vale, no par value (the “Common Shares”), in the offer, multiplied by US$7.51, the average of the high and low prices of the Preferred Shares as reported on the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão, or “Bovespa”) on June 23, 2017, converted into U.S. dollars based on an exchange rate of R$3.333=US$1.00, the PTAX selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil) on June 23, 2017, and (2) 584,175,265, the number of outstanding Preferred ADSs, as of May 31, 2017, eligible to be exchanged for American Depositary Shares, each representing one Common Share (the “Common ADSs”), in the offer, multiplied by US$7.63, the average of the high and low prices of the Preferred ADSs as reported on the New York Stock Exchange on June 23, 2017.

(2)              The filing fee, calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory No. 1 for fiscal year 2017, is US$115.90 per US$1 million (prorated for amounts less than US$1 million) of the aggregate Transaction Value. Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Valuation by 0.0001159.

☐                 Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form of Registration No.: N/A	Date Filed: N/A

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                 third party tender offer subject to Rule 14d-1

☒               issuer tender offer subject to Rule 13e-4

☐                 going private transaction subject to Rule 13e-3

☐                 amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                 Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                 Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 11.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Vale S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil (“Vale”), to convert (1) any and all outstanding American Depositary Shares, each representing one Preferred Share (the “Preferred ADSs”), into American Depositary Shares, each representing one Common Share (the “Common ADSs”), at a ratio of 0.9342 Common ADSs for each Preferred ADS, plus cash in lieu of any fractional Common ADS, and (2) any and all outstanding Preferred Shares of Vale, no par value (the “Preferred Shares”), other than Preferred Shares owned directly or indirectly by Vale and its subsidiaries, into Common Shares of Vale, no par value (the “Common Shares”), at a ratio of 0.9342 Common Shares for each Preferred Share, plus cash in lieu of any fractional Common Share, upon the terms and subject to the conditions set forth in the offer to convert dated June 28, 2017 (the “Offer to Convert”) and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibit (a)(1)(A) and (a)(1)(B), respectively. The information set forth in the Offer to Convert, including, without limitation, all schedules thereto, and the related Letter of Transmittal, is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

Item 12 Exhibits.

Exhibit No	Description
(a)(1)(A)	Offer to Convert dated June 28, 2017.
(a)(1)(B)	Form of Letter of Transmittal to transmit Preferred American Depositary Shares.
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Form of Letter to Clients for Tender of Vale S.A. Preferred ADSs.
(a)(5)(A)	Press Release “Vale informs about the new shareholders’ agreement” (incorporated by reference to Exhibit 1 to the Schedule TO-C of Vale S.A., filed on February 21, 2017).
(a)(5)(B)	Shareholder Presentation “Vale: Roadmap to a True Corporation,” dated February 20, 2017 (incorporated by reference to Exhibit 2 of the Schedule TO-C of Vale S.A., filed on February 21, 2017).
(a)(5)(C)	Press Release “Board of Directors deliberates on proposal for corporate restructuring” (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Vale S.A., filed on May 12, 2017).
(a)(5)(D)	Press Release “Vale on proposal received from Valepar” (incorporated by reference to Exhibit 99.2 to the Schedule TO-C of Vale S.A., filed on May 12, 2017).
(a)(5)(E)

Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting (English translation) (incorporated by reference to Exhibits 2-14 of the Schedule TO-C of Vale S.A. filed on May 15, 2017).

(a)(5)(F)	Shareholder Presentation “Vale: Roadmap to a True Corporation,” dated May 2017 (incorporated by reference to Exhibit 1 of the Schedule TO-C of Vale S.A., filed on May 16, 2017).
(a)(5)(G)	Press Release “Valepar clarifies on proposal sent to Vale” (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Vale S.A., filed on June 5, 2017).
(a)(5)(H)

Amended Proposed Bylaws of Vale S.A. of the Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting (English translation) (incorporated by reference to Exhibits 99.1-99.3 of the Schedule TO-C of Vale S.A. filed on June 5, 2017).

(a)(5)(I)	Press Release “Final summary voting results from Banco Bradesco S.A.” (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Vale S.A. filed on June 26, 2017).
(a)(5)(J)	Press Release “Final summary consolidated voting results” (incorporated by reference to Exhibit 99.1 of the Schedule TO-C of Vale S.A. filed on June 26, 2017).
(a)(5)(K)

Press Release “Approval of corporate restructuring proposal by the extraordinary shareholders’ meeting” (incorporated by reference to Exhibit 99.1 of the Schedule TO-C of Vale S.A. filed on June 27, 2017).

(a)(5)(L)

Press Release “Minutes of the Extraordinary General Shareholders’ Meeting of Vale S.A., held on June 27, 2017 (English translation) (incorporated by reference to Exhibit 99.1 of the Schedule TO-C of Vale S.A. filed on June 28, 2017).

(a)(5)(M)

Press Release “Notice to Shareholders: Opening of Term for the Voluntary Conversion of Preferred Shares into Common Shares” (incorporated by reference to Exhibit 99.1 of the Schedule TO-C of Vale S.A. filed on June 28, 2017).

(d)(1)	Shareholders Agreement of Valepar S.A. (incorporated by reference to Exhibit 3 of the Schedule TO-C of Vale S.A., filed on February 21, 2017).
(g)	None
(h)	None

Item 13 Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2017

Vale S.A.

By:	/s/ Fabio Schvartsman
Name: Fabio Schvartsman
Title: Chief Executive Officer

By:	/s/ Luciano Siani Pires
Name: Luciano Siani Pires
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No	Description

(a)(1)(A)	Offer to Convert dated June 28, 2017.

(a)(1)(B)	Form of Letter of Transmittal to transmit Preferred American Depositary Shares.

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Form of Letter to Clients for Tender of Vale S.A. Preferred ADSs.

(a)(5)(A)	Press Release “Vale informs about the new shareholders’ agreement” (incorporated by reference to Exhibit 1 to the Schedule TO-C of Vale S.A., filed on February 21, 2017).

(a)(5)(B)	Shareholder Presentation “Vale: Roadmap to a True Corporation,” dated February 20, 2017 (incorporated by reference to Exhibit 2 of the Schedule TO-C of Vale S.A., filed on February 21, 2017).

(a)(5)(C)	Press Release “Board of Directors deliberates on proposal for corporate restructuring” (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Vale S.A., filed on May 12, 2017).

(a)(5)(D)	Press Release “Vale on proposal received from Valepar” (incorporated by reference to Exhibit 99.2 to the Schedule TO-C of Vale S.A., filed on May 12, 2017).

(a)(5)(E)	Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting (English translation) (incorporated by reference to Exhibits 2 to Schedule TO-C of Vale S.A. filed on May 15, 2017).

(a)(5)(F)	Shareholder Presentation “Vale: Roadmap to a True Corporation,” dated May 2017 (incorporated by reference to Exhibit 1 of the Schedule TO-C of Vale S.A., filed on May 16, 2017).

(a)(5)(G)	Press Release “Valepar clarifies on proposal sent to Vale” (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Vale S.A., filed on June 5, 2017).

(a)(5)(H)

Amended Proposed Bylaws of Vale S.A. of the Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting (English translation) (incorporated by reference to Exhibits 99.1-99.3 of the Schedule TO-C of Vale S.A. filed on June 5, 2017).

(a)(5)(I)	Press Release “Final summary voting results from Banco Bradesco S.A.” (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Vale S.A. filed on June 26, 2017).

(a)(5)(J)	Press Release “Final summary consolidated voting results” (incorporated by reference to Exhibit 99.1 of the Schedule TO-C of Vale S.A. filed on June 26, 2017).

(a)(5)(K)

Press Release “Approval of corporate restructuring proposal by the extraordinary shareholders’ meeting” (incorporated by reference to Exhibit 99.1 of the Schedule TO-C of Vale S.A. filed on June 27, 2017).

(a)(5)(L)

Press Release “Minutes of the Extraordinary General Shareholders’ Meeting of Vale S.A., held on June 27, 2017 (English translation) (incorporated by reference to Exhibit 99.1 of the Schedule TO-C of Vale S.A. filed on June 28, 2017).

(a)(5)(M)

Press Release “Notice to Shareholders: Opening of Term for the Voluntary Conversion of Preferred Shares into Common Shares” (incorporated by reference to Exhibit 99.1 of the Schedule TO-C of Vale S.A. filed on June 28, 2017).

(d)(1)	Shareholders Agreement of Valepar S.A. (incorporated by reference to Exhibit 3 of the Schedule TO-C of Vale S.A., filed on February 21, 2017).

(g)	None.

(h)	None.